CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

March 6, 2006                                                                                                                                                                                                                                           Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) announces that it has received an offer by U.S. Gold Corporation to acquire all of the Company’s outstanding common shares. The proposal was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold Corporation. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company.

The management of the Company will take this proposal under consideration.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.